August 3, 2011

Sent Via Facsimile and EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp, Larry Spirgel, Kathleen Krebs, Michael Henderson and Terry French

Re:	MetroPCS Communications, Inc., File No. 001-33409

Form 10-K for the Fiscal Year Ended December 31, 2010, Filed March 1, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011, Filed May 6, 2011

Dear Ms. Beukenkamp:

This letter is to confirm receipt by MetroPCS Communications, Inc., Commission File Number 1-33409 (the “Company”), of your letter, dated June 29, 2011, which sets forth comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings.

Pursuant to a telephone conversation between the Company and you on August 2, 2011, please note that the Company intends to provide, via EDGAR, the responses requested in your letter on or before August 11, 2011.

In the interim, please do not hesitate to contact me at (214) 570-5812 if you have any questions or if we can be of assistance in any way.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Chief Financial Officer & Vice Chairman

Legal Department    •    2250 Lakeside Boulevard    •    Richardson, Texas 75082     •    Phone: 214.570.4883    •    Fax: 866.947.3507